Exhibit 99.19

CONSENT OF I. MACHADO

                I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The technical report dated June 2005 entitled “Sao Vicente Gold Project, Mato Grasso State, Brazil — Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” (the “Mato Grasso Report”); and

2.               The annual information form of the Company dated March 20, 2007, which includes reference to my name in connection with information relating to the Mato Grasso Report, and the properties described therein.

March 30, 2007

/s/ I. Machado
I. Machado